NO ACT

PE
12-20-11



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561


12025141

DIVISION OF
CORPORATION FINANCE


Received SEC
JAN 11 2012
Washington, DC 20549

January 11, 2012

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1-11-12

Richard J. Grossman
Skadden, Arps, Slate, Meagher & Flom LLP
Richard.Grossman@skadden.com

Re: American Express Company
Incoming letter dated December 20, 2011

Dear Mr. Grossman:

This is in response to your letter dated December 20, 2011 concerning the shareholder proposal submitted to American Express by Kenneth Steiner. We also have received a letter on the proponent's behalf dated December 21, 2011. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: John Chevedden
FISMA & OMB Memorandum M-07-16

January 11, 2012

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: American Express Company
Incoming letter dated December 20, 2011

The proposal requests that the board of directors adopt a policy that, whenever possible, the chairman be an independent director who has not previously served as an executive officer of the company.

There appears to be some basis for your view that American Express may exclude the proposal under rule 14a-8(i)(11). We note that the proposal is substantially duplicative of a previously submitted proposal that will be included in American Express' 2012 proxy materials. Accordingly, we will not recommend enforcement action to the Commission if American Express omits the proposal from its proxy materials in reliance on rule 14a-8(i)(11).

Sincerely,

Matt S. McNair
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

December 21, 2011

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
American Express Company (AXP)
Independent Board Chairman Topic
Kenneth Steiner

Ladies and Gentlemen:

This responds to the December 20, 2011 company request to avoid this established rule 14a-8 proposal.

There is nothing in the company letter pledging that the company will notify the Staff if the other proponent withdraws his proposal or sells his stock.

Sincerely,



John Chevedden

cc: Kenneth Steiner

Carol V. Schwartz <carol.schwartz@aexp.com>

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

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TEL: (212) 735-3000
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December 20, 2011

VIA ELECTRONIC MAIL (shareholderproposals@sec.gov)

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re: American Express Company
Securities Exchange Act of 1934 – Rule 14a-8
Exclusion of Shareholder Proposal Submitted by Kenneth Steiner

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we are writing on behalf of American Express Company (the "Company") to request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with the Company's view that, for the reasons stated below, the shareholder proposal and supporting statement (the "Proposal") of Kenneth Steiner, with John Chevedden and/or his designee authorized to act as Mr. Steiner's proxy (collectively, the "Proponent") may be properly omitted from the proxy materials (the "Proxy Materials") to be distributed by the Company in connection with its 2012 annual meeting of shareholders (the "2012 Annual Meeting").

In accordance with Section C of Staff Legal Bulletin 14D (Nov. 7, 2008) ("SLB No. 14D"), I am emailing to the Staff this letter, which includes the Proposal as submitted to the Company on November 22, 2011 including a cover letter, attached as Exhibit A. A copy of this submission is being sent simultaneously to the Proponent. The Company will promptly forward to the Proponent any response from the Staff to this no-action request that the Staff transmits by email or fax only to the Company. Finally, Rule 14a-8(k) and Section E of SLB No. 14D provide that shareholder proponents are required to send companies a copy of any correspondence that the shareholder proponent elects to submit to the Commission or the Staff. Accordingly, the Company takes this opportunity to remind the Proponent that if the Proponent submits correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company.

SUMMARY OF THE PROPOSAL

The text of the resolution included in the Proposal is set forth below.

> RESOLVED: Shareholders request that our board of directors adopt a policy that, whenever possible, the chairman of our board of directors shall be an independent director (by the standard of the New York Stock Exchange), who has not previously served as an executive officer of our Company. This policy should be implemented so as not to violate any contractual obligations in effect when this resolution is adopted. The policy should also specify how to select a new independent chairman if a current chairman ceases to be independent between annual shareholder meetings.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in the Company's view that it may exclude the Proposal from the Proxy Materials pursuant to Rule 14a-8(i)(11) because the Proposal substantially duplicates a shareholder proposal previously submitted to the Company that the Company intends to include in the Proxy Materials.

BACKGROUND

The Company received a proposal (the "AFSCME Proposal") from the AFSCME Employees Pension Plan via facsimile on October 14, 2011. A copy of the AFSCME Proposal is attached hereto as Exhibit B. The Company intends to include the AFSCME Proposal in its Proxy Materials. The text of the resolution in the AFSCME Proposal states:

> RESOLVED: That shareholders of American Express Company ("American Express" or the "Company") ask the Board of Directors to adopt a policy that the Board's Chairman be an independent director according to the definition set forth in the New York Stock Exchange listing standards, unless American Express common stock ceases being listed there and is listed on another exchange, at which point, that exchange's standard of independence should apply. If the Board determines that a Chairman who was independent when he or she was selected is no longer independent, the Board shall promptly select a new Chairman who satisfies this independence requirement. Compliance with

> this requirement may be excused if no director who qualifies as independent is elected by shareholders or if no independent director is willing to serve as Chairman. This independence requirement shall apply prospectively so as not to violate any Company contractual obligation at the time this resolution is adopted.

The Company received the Proposal by email on November 22, 2011, more than a month after receipt of the AFSCME Proposal.

THE PROPOSAL MAY BE EXCLUDED PURSUANT TO RULE 14a-8(i)(11) BECAUSE IT SUBSTANTIALLY DUPLICATES ANOTHER PROPOSAL PREVIOUSLY SUBMITTED TO THE COMPANY THAT THE COMPANY INTENDS TO INCLUDE IN ITS 2012 PROXY MATERIALS

Rule 14a-8(i)(11) permits the exclusion of a shareholder proposal that "substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting." The Commission has stated that Rule 14a-8(i)(11) was adopted, in part, to eliminate the possibility that shareholders would have to consider two or more substantially identical proposals submitted by proponents acting independently of each other. See Exchange Act Release No. 34-12598 (July 7, 1976).

Two shareholder proposals need not be identical in order to provide a basis for exclusion under Rule 14a-8(i)(11). The shareholder proposals can differ in terms of the breadth and scope of the subject matter, so long as the principal thrust or focus is substantially the same..

Both the Proposal and the AFSCME Proposal request that the Company's board of directors (the "Board") "adopt a policy that" the Chairman of the Board "be an independent director" pursuant to New York Stock Exchange listing standards. Therefore, since the Proposal and the AFSCME Proposal are virtually identical, it is undisputed that the principal trust and focus of both proposals is the same – having the Company adopt a policy that the Chairman of the Board be an independent director.

The Staff has consistently concurred with the exclusion of substantially duplicative proposals requesting that the chairman of the company's board of directors be an independent director. See, e.g., *Goldman Sachs Group, Inc.* (Mar. 9, 2010) (shareholder proposal requesting that the board adopt a policy that the board's chairman be an independent director substantially duplicates a previously submitted shareholder proposal requesting that the board adopt a policy, and amend the company's bylaws, to require that the chairman be an independent director); *JPMorgan Chase & Co.* (Mar. 5, 2010) (shareholder proposal requesting that the board adopt a policy that an independent director serve as chairman of the board substantially duplicates a previously submitted shareholder proposal requesting that the board amend the company's bylaws to require that an independent director serve as chairman of the board); *Boeing Co.* (Feb. 1, 2010) (shareholder proposal requesting that the board adopt a policy that the board's chairman be an independent director substantially duplicates a previously submitted shareholder proposal requesting that the board adopt a policy that the board's chairman be an independent director); *Honeywell Int'l Inc.* (Jan. 19, 2010) (same); and *Wells Fargo & Co.* (Jan. 7, 2009) (shareholder proposal requesting that the board adopt a policy separating the roles of chairman and chief executive officer and having an independent director serve as chairman of the board substantially duplicates a previously submitted shareholder proposal requesting that the board amend the company's bylaws to require that an independent director serve as chairman of the board).

Because both the Proposal and the AFSCME Proposal request that the Board establish a policy that the Chairman of the Board be an independent director, inclusion of both of these proposals in the Proxy Materials would be confusing to shareholders and would frustrate the policy concerns underlying the adoption of Rule 14a-8(i)(11). Consequently, because the Proposal substantially duplicates the AFSCME Proposal, which proposal was previously submitted to the Company and will be included in the Proxy Materials, the Proposal may be excluded pursuant to Rule 14a-8(i)(11).

* * *

CONCLUSION

For the foregoing reasons, the Company respectfully requests the concurrence of the Staff that the Proposal may be excluded from the Proxy Materials.

If we can be of any further assistance, or if the Staff should have any questions, please do not hesitate to contact me at the telephone number or email address appearing on the first page of this letter.

Very truly yours,



Richard J. Grossman

Attachments

cc: Carol V. Schwartz, Esq.
American Express Company

Mr. John Chevedden (by email *** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

EXHIBIT A

Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Kenneth I. Chenault
Chairman of the Board
American Express Company (AXP)
World Financial Ctr Fl 50
New York NY 10285
Phone: 212 640-2000
Fax: 212 640-0404

Dear Mr. Chenault,

I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden at:

*** FISMA & OMB Memorandum M-07-16 ***

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to FISMA & OMB Memorandum M-07-16 ***

Sincerely,



Kenneth Steiner

11-4-11
Date

cc: Carol V. Schwartz <carol.schwartz@aexp.com>
Corporate Secretary
FX: 212-640-0135

[AXP: Rule 14a-8 Proposal, November 22, 2011]

3* – Independent Board Chairman

RESOLVED: Shareholders request that our board of directors adopt a policy that, whenever possible, the chairman of our board of directors shall be an independent director (by the standard of the New York Stock Exchange), who has not previously served as an executive officer of our Company. This policy should be implemented so as not to violate any contractual obligations in effect when this resolution is adopted. The policy should also specify how to select a new independent chairman if a current chairman ceases to be independent between annual shareholder meetings.

To foster flexibility, this proposal gives the option of being phased in and implemented when our next CEO is chosen.

When a CEO serves as our board chairman, this arrangement may hinder our board's ability to monitor our CEO's performance. Many companies already have an independent Chairman. An independent Chairman is the prevailing practice in the United Kingdom and many international markets.

The merit of this Independent Board Chairman proposal should also be considered in the context of the opportunity for additional improvement in our company's 2011 reported corporate governance in order to more fully realize our company's potential:

The Corporate Library, an independent investment research firm, rated our company to "D" with "High Governance Risk" and "Very High Concern" in executive pay – $16 million for our CEO Kenneth Chenault.

Our CEO also received a mega-grant of 650,000 stock options worth $9 million that vest simply after time. Market-priced stock options can provide rewards due to a rising market alone, regardless of an executive's performance. Furthermore, Mr. Chenault also realized $8 million on the exercise of 1,416,000 options in 2010.

Our CEO'S fiscal 2010 "all other pay totaled over $1 million and consisted of such generous perquisites as his personal use of company aircraft ($200,000) and travel benefits ($139,000). Because such payments are not tied to performance, they are difficult to justify in terms of shareholder value.

Finally, our CEO accumulated $7 million in retirement benefits, more than $26 million in nonqualified deferred pay, and received $80 million in total realized pay since 2007. Taken together, these facts suggest that executive pay practices are not aligned with shareholder interests.

An independent Chairman policy can improve investor confidence in our Company and strengthen the integrity of our Board. Please encourage our board to respond positively to this proposal for an Independent Board Chairman – Yes on 3.*

Notes:
Kenneth Steiner, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

This is the only rule 14a-8 proposal intended for the 2012 proxy.

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> • the company objects to factual assertions because they are not supported;
>
> • the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
>
> • the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
>
> • the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email. FISMA & OMB Memorandum M-07-16 ***

EXHIBIT B


AFSCME
We Make America Happen

American Federation of State, County & Municipal Employees
Capital Strategies
1625 L Street, NW
Washington, DC 20036
(202) 223-3255 Fax Number

Facsimile Transmittal

DATE: October 14, 2011

To: Carol V. Schwartz, Corporate Governance Officer and Corporate Secretary, American Express Company
(212) 640-0135

From: Lisa Lindsley

Number of Pages to Follow: 4

Message: Attached please find shareholder proposal from AFSCME Employees Pension Plan.

PLEASE CALL (202) 429-1215 IF ANY PAGES ARE MISSING. Thank You


AFSCME
We Make America Happen

EMPLOYEES PENSION PLAN

October 14, 2011

VIA OVERNIGHT MAIL and FAX (212) 640-0135
American Express Company
200 Vesey Street
New York, New York 10285
Attention: Carol V. Schwartz, Corporate Governance Officer and Corporate Secretary

Dear Ms. Schwartz:

On behalf of the AFSCME Employees Pension Plan (the "Plan"), I write to give notice that pursuant to the 2011 proxy statement of American Express Company (the "Company") and Rule 14a-8 under the Securities Exchange Act of 1934, the Plan intends to present the attached proposal (the "Proposal") at the 2012 annual meeting of shareholders (the "Annual Meeting"). The Plan is the beneficial owner of 7,526 shares of voting common stock (the "Shares") of the Company, and has held the Shares for over one year. In addition, the Plan intends to hold the Shares through the date on which the Annual Meeting is held.

The Proposal is attached. I represent that the Plan or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Plan has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to me at (202) 429-1007.

Sincerely,



Charles Jurgonis
Plan Secretary

Enclosure

RESOLVED: That shareholders of American Express Company ("American Express" or the "Company") ask the Board of Directors to adopt a policy that the Board's Chairman be an independent director according to the definition set forth in the New York Stock Exchange listing standards, unless American Express common stock ceases being listed there and is listed on another exchange, at which point, that exchange's standard of independence should apply. If the Board determines that a Chairman who was independent when he or she was selected is no longer independent, the Board shall promptly select a new Chairman who satisfies this independence requirement. Compliance with this requirement may be excused if no director who qualifies as independent is elected by shareholders or if no independent director is willing to serve as Chairman. This independence requirement shall apply prospectively so as not to violate any Company contractual obligation at the time this resolution is adopted.

SUPPORTING STATEMENT

CEO Kenneth Chenault also serves as chairman of the Company's board of directors. We believe the combination of these two roles in a single person weakens a corporation's governance which can harm shareholder value. As Intel former chairman Andrew Grove stated, "The separation of the two jobs goes to the heart of the conception of a corporation. Is a company a sandbox for the CEO, or is the CEO an employee? If he's an employee, he needs a boss, and that boss is the board. The chairman runs the board. How can the CEO be his own boss?"

In our view, shareholder value is enhanced by an independent board chair who can provide a balance of power between the CEO and the board, and support strong board leadership. The primary duty of a board of directors is to oversee the management of a company on behalf of its shareholders. But if a CEO also serves as chair, we believe this presents a conflict of interest that can result in excessive management influence on the board and weaken the board's oversight of management.

An independent board chair has been found in academic studies to improve the financial performance of public companies. A 2007 Booz & Co. study found that in 2006, all of the underperforming North American companies whose CEOs had long tenure lacked an independent board chair (*The Era of the Inclusive Leader,* Booz Allen Hamilton, Summer 2007). A more recent study found worldwide, companies are now routinely separating the jobs of chair and CEO: in 2009 less than 12 percent of incoming CEOs were also made chair, compared with 48 percent in 2002 (*CEO Succession 2000–2009: A Decade of Convergence and Compression,* Booz & Co., Summer 2010).

We believe that independent board leadership would be particularly constructive at American Express, where Kenneth Chenault ranked 193 out of 196 CEOs in a 2011 Forbes pay for performance survey ("Show Me the Money," *Forbes*, April 23, 2011).

We urge shareholders to vote for this proposal.



EMPLOYEES PENSION PLAN

October 14, 2011

<u>VIA OVERNIGHT MAIL and FAX (212) 640-0135</u>
American Express Company
200 Vesey Street
New York, New York 10285
Attention: Carol V. Schwartz, Corporate Governance Officer and Corporate Secretary

Dear Ms. Schwartz:

On behalf of the AFSCME Employees Pension Plan (the "Plan"), I write to provide you with verified proof of ownership from the Plan's custodian. If you require any additional information, please do not hesitate to contact me at the address below.

Sincerely,



Charles Jurgonis
Plan Secretary

Enclosure



STATE STREET.

Kevin Yakimowsky

Assistant Vice President
Specialized Trust Services
STATE STREET BANK
1200 Crown Colony Drive CC17
Quincy, Massachusetts 02169
kyakimowsky@statestreet.com

telephone +1 617 985 7712
facsimile +1 617 769 6696

www.statestreet.com

October 14, 2011

Lonita Waybright
A.F.S.C.M.E.
Benefits Administrator
1625 L Street N.W.
Washington, D.C. 20036

Re: Shareholder Proposal Record Letter for AMERICAN EXPRESS (cusip 025816109)

Dear Ms Waybright:

State Street Bank and Trust Company is Trustee for **7,526 shares of American Express** common stock held for the benefit of the American Federation of State, County and Municiple Employees Pension Plan ("Plan"). The Plan has been a beneficial owner of at least 1% or $2,000 in market value of the Company's common stock continuously for at least one year prior to the date of this letter. The Plan continues to hold the shares of American Express stock.

As Trustee for the Plan, State Street holds these shares at its Participant Account at the Depository Trust Company ("DTC"). . Cede & Co., the nominee name at DTC, is the record holder of these shares.

If there are any questions concerning this matter, please do not hesitate to contact me directly.

Sincerely,



Kevin Yakimowsky